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                                                                    Exhibit 15a




                              FBL SERIES FUND, INC.
                     DISTRIBUTION AND SHAREHOLDER SERVICING
                               PLAN AND AGREEMENT



      PLAN AND AGREEMENT made as of the 1st day of December, 1987, by and between FBL SERIES FUND, INC., a Maryland corporation (the "Fund"), and FBL INVESTMENT ADVISORY SERVICES, INC., a Delaware corporation (the "Underwriter").

      WHEREAS, Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), provides that a registered open-end management investment company may act as a distributor of securities of which it is the issuer, provided that any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution; and

      WHEREAS, the Fund is a registered open-end investment company; the Underwriter acts as the underwriter in selling shares of the Fund; and the Underwriter and various securities dealers (the "Dealers") sell shares of the Fund and provide services to existing shareholders;

      WHEREAS, the Board of Directors of the Fund has determined that the Fund should make direct payments to the Underwriter to compensate the Underwriter and to permit it to compensate Dealers in connection with the selling of Fund shares and the rendering of shareholder services and that such payments should be separate from the investment advisory and management fee paid to FBL Investment Advisory Services, Inc. pursuant to a separate agreement; and

      WHEREAS, the Fund wants to adopt this FBL Series Fund, Inc. Distribution and Shareholder Servicing Plan and Agreement (the "Plan") in the manner and on the terms and conditions hereinafter set forth pursuant to Rule 12b-1 under the Act;

      WHEREAS, the Underwriter wants to enter into the Plan on said terms and conditions; and

      WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that the adoption of the Plan will benefit the Fund and its shareholders;

      NOW, THEREFORE, the following shall constitute the written Plan:

      SECTION 1. The Fund is hereby authorized to make payments from its assets to the Underwriter pursuant to this Plan to compensate the Underwriter and to permit it to compensate Dealers for (i) providing shareholder services to existing and prospective fund shareholders, including, without limitation, assisting in the establishment and maintenance of shareholder accounts and records, furnishing information as to the status of shareholder accounts, processing shareholder service


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requests, forwarding purchase and redemption requests, responding to telephone and written inquiries, and assisting shareholders with tax information, and (ii) rendering assistance in the distribution and promotion of the sale of Fund shares to the public.

      In consideration of the activities described above, the Fund shall pay the Underwriter a fee after the end of each month at the annual rate of 0.75% of the average daily net assets of the Fund. The Underwriter shall pay to the Dealers a service fee of 0.15% of the average daily net assets that have been maintained and serviced in recognition of their services and assistance described above. The Underwriter may compensate Dealers for sales of Fund shares in amounts up to 4% of the amount invested. The Underwriter shall be entitled to retain any contingent deferred sales charges imposed pursuant to the Fund's prospectus.

      SECTION 2. This Plan shall not take effect until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding shares of the Fund.

      SECTION 3. This Plan shall not take effect until it has been approved together with any related forms of agreement by votes of the majority of both
(a) the Board of Directors of the Fund, and (b) those Directors of the Fund who, except for their positions as Directors of the Fund, are not "interested persons" (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to this Plan (the "Disinterested Directors"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

      SECTION 4. Unless sooner terminated pursuant to Section 6, this Plan shall continue in effect until November 30, 1988 and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3.

      SECTION 5. The President of the Underwriter, or such other person as he may designate, shall provide to the Board and the Board shall review at least quarterly a written report of the amounts so expended and purposes for which such expenditures were made.

      SECTION 6. This Plan may be terminated at any time by vote of a majority of the Disinterested Directors, or by vote of a majority (as defined in the Act) of the Fund's outstanding shares.

      SECTION 7. Any agreement of the Fund related to this Plan shall be in writing and shall provide:

      A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the members of the Board of Directors of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan


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            or by a vote of a majority (as defined in the Act) of the Fund's outstanding shares on not more than sixty days' written notice to any other party to the agreement; and

      B. That such agreement shall terminate automatically in the event of its assignment.

      SECTION 8. While the Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Fund Directors who are not interested persons.

      SECTION 9. The fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 5, for a period of not less than six years from the date of the Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.

      SECTION 10. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 1 hereof unless such amendment is approved in the manner provided for initial approval in Sections 2 and 3 hereof and no other material amendment to this Plan shall be made unless approved in the manner provided for initial approval in Section 3 hereof.

      IN WITNESS WHEREOF, the parties hereto have executed and delivered this Plan as of the first date written above.

                                          FBL SERIES FUND, INC.


                                          BY:
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                                          FBL INVESTMENT ADVISORY SERVICES, INC.


                                          BY:
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